Consent of Independent Registered Public Accounting Firm

The Board of Directors

Metalla Royalty & Streaming Ltd.

We consent to the use of:

• our report dated March 25, 2026 on the consolidated financial statements of Metalla Royalty and Streaming Ltd. (the “Company”) which comprise the consolidated statements of financial position as at December 31, 2025 and December 31, 2024, the related consolidated statements of loss and comprehensive loss, cash flows, and changes in equity for each of the years then ended, and the related notes (collectively the “consolidated financial statements”), and

• our report dated March 25, 2026 on the effectiveness of the Company's internal control over financial reporting as of December 31, 2025 each of which is included in the Annual Report on Form 40-F of the Company for the fiscal year ended December 31, 2025.

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-280367) on Form F-10 and the Registration Statements (Nos. 333-234659, 333-249938, 333-265835, 333-276265, and 333-293092) on Form S-8 of the Company.

/s/ KPMG LLP

Chartered Professional Accountants

March 25, 2026

Vancouver, Canada